EXHIBIT 99.1

News Release dated July 16, 2014, Suncor Energy releases 2014 Report on sustainability

News Release

FOR IMMEDIATE RELEASE

Suncor Energy releases 2014 Report on sustainability

Calgary, Alberta (July 16, 2014) – Suncor Energy announced today the release of its 2014 Report on sustainability: framing the next conversation. The report outlines Suncor’s environmental, social and economic performance and explores the challenges and opportunities related to producing energy.

The report highlights the importance of conversations and working together. “We seem to have lost the ability to have honest, direct, human conversations about energy choices that touch all of our lives, every day,” said Steve Williams, president and CEO. “We need to work on practical solutions when we are looking at our collective energy future. The next conversation on our energy future begins today.”

The 2014 report includes a mobile-friendly online design, shareable interactive charts and infographics, enhanced feedback survey tool and opportunities to join the conversation through talkingyes.com.

Below are some of the highlights found in the 2014 report:

Environment

The target year for Suncor’s strategic performance goals on water consumption, reclamation of disturbed lands, energy efficiency and air emissions is 2015. The goals were established in 2009, with a baseline year of 2007.

•                  Water: Suncor’s goal is to reduce freshwater consumption by 12% by 2015. Earlier this year, Suncor opened a wastewater treatment facility at its Oil Sands operations, which can recycle between 22,500 and 43,222 litres (equivalent to 12 to 35 Olympic-sized swimming pools) of water per minute.

•                  Land and Biodiversity: Suncor has a goal to increase reclamation* of disturbed land area by 100% by 2015. In 2013, Suncor officially opened a peat-accumulating wetland (a fen) native to the boreal forest near our oil sands base plant. The fen is a culmination of 10 years of collaborative research.

•                  Air: Suncor is seeking a reduction of 10% in air emissions by 2015 as one of its environmental performance goals. Overall, total reported air emissions in 2012 decreased by almost 20% compared to 2012 levels. This decrease was primarily due to reduction in emissions from Oil Sands and divestiture of North America Onshore facilities.

•                  Energy Intensity and Greenhouse Gas Emissions: Suncor has a goal of improving energy efficiency by 10% by 2015. In 2013, absolute GHG emissions increased while emissions intensity slightly decreased. Suncor continues to implement measures that conserve energy and lower GHG emissions.

* Reclaimed lands have not been certified as such by government regulators. For what we mean by reclaimed, please see the Reclamation section of this news release.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Social

•                  In 2013, Suncor and the Suncor Energy Foundation have contributed more than $30 million in community investment.

•                  As part of our community investment program, Suncor works collaboratively with Aboriginal businesses and communities. Suncor continues to implement its Aboriginal Economic Collaboration Strategy with a goal to increase partnerships with Aboriginal businesses across Canada.

Economic

•                  In 2013, Suncor spent more than $11.5 billion on goods and services. Of our 8,000-plus suppliers, 6,500 are Canadian and span all 10 provinces as well as the Northwest Territories and the Yukon.

•                  Since 1992, Suncor has spent almost $2.5 billion on goods and services from Aboriginal businesses.

Technology

•                  Technology is fundamental to Suncor’s business. In 2013, Suncor spent approximately $150 million to support research and development of technology, including N-Solv®, SAGD LITE, autonomous haulage systems, enhanced solvent extraction incorporating electromagnetic heating (ESEIEH) and the Water Technology Development Centre. Visit the report to view a timeline of technology development at Suncor.

Additional Quotes:

“If you don’t aspire, you don’t really know what you can achieve and with these performance goals we’ve already achieved a lot by challenging ourselves to do better.”

– Arlene Strom, vice president, sustainability and communications

“When it comes to technology, there is no shortage of people with good ideas, but there can be a gaping divide between conception and implementation. Our number one job is to find and develop the technologies that can be applied to our real-world challenges and then use them to meet our goals of increasing production, lowering costs and reducing our environmental footprint.”

– Gary Bunio, general manager, technology development

“The way forward is about forging meaningful and authentic partnerships with Aboriginal communities. It’s about both sides bringing their expertise and voice to the table to find a better way – that’s what we’re working toward.”

– Mary Pat Campbell, manager, stakeholder and Aboriginal relations

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include references to Suncor’s environmental goals to be achieved by 2015 (as compared to a baseline year of 2007), including improving energy efficiency by 10%, achieving absolute reductions in fresh water consumption by 12% and air emissions by 10% and increasing land reclaimed by 100%. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the first quarter of 2014 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Reclamation – Reclamation at Suncor is a carefully monitored process with two distinct components:

(i) transformation of the area, including tailings ponds, into a solid material that can support vegetation, wildlife and landscape restoration, which includes landform design and soil placement; and (ii) re-vegetation in a way that the reclaimed landscape can support vegetation and wildlife as a self-sustaining ecosystem. When Suncor claims that it has reclaimed land or plans to reclaim land, the reclaimed land will have met or is intended to meet the two distinct components identified in this paragraph.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

To view the video “The next conversation” associated with this release, please visit the following link: http://youtu.be/kBMdeZAPcV4

To view the photos associated with this release, please visit the following links:

[ links to be inserted by Marketwired ]

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com